09042562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-40848 |

SEC Mail Processing Section SEP 30 2009 Washington, DC 121

ANNUAL AUDITED REPORT

**FORM X-17 A-5**
**PART III**

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2008 AND ENDING 06/30/2009
MM/DD/YYYY MM/DD/YYYY

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

NAME OF BROKER-DEALER:
SIMMONS & COMPANY INTERNATIONAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 1900
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Ms. Sherrie Reinhackel (713) 236-9999
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name - *if individual. state last, first. middle name)*

500 Dallas Street, Suite 2900 (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

n.a. 10/13

AB 10/30

## OATH OR AFFIRMATION

I, Anthony P. Banham, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Simmons & Company International, a Texas corporation, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice Chairman

Title

Subscribed and sworn before me
this 9th day of September AD. 2009.

My commission expires July 2, 2011

Victoria Lee Nelson
My Commission Expires
07/02/2011
NOTARY PUBLIC STATE OF TEXAS

This report contains (check all applicable items):

_x_ (a) Facing page
_x_ (b) Statement of Financial Condition
_x_ (c) Statement of Income
_x_ (e) Statement of Changes in Stockholders' Investment
_x_ (d) Statement of Cash Flows
_1_ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
_x_ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-3
_2_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
_2_ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
_3_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
_x_ (l) An Oath or Affirmation
N/A (m) A copy of the SIPC Supplement Report
N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
_x_ (o) Independent Auditors Report on Internal Accounting Control

(1) See Note 11 of Notes to Financial Statements.
(2) See Note 12 of Notes to Financial Statements.
(3) See Note 13 of Notes to Financial Statements.

# INDEX

**HEIN** & ASSOCIATES LLP
*Certified Public Accountants and Advisors*

## INDEPENDENT AUDITOR'S REPORT

September 29, 2009

The Board of Directors
Simmons & Company International
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Simmons & Company International and its subsidiaries as of June 30, 2009, and the related consolidated statements of income, stockholders' investment and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simmons & Company International and its subsidiaries as of June 30, 2009, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Hein & Associates LLP

Certified Public Accountants

500 Dallas Street, Suite 2900
Houston, Texas 77002-4718
Telephone: 713-850-9814
Fax: 713-850-0725
www.heincpa.com

## *SIMMONS & COMPANY INTERNATIONAL*

### CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

### JUNE 30, 2009

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 42,306,030 |
| Restricted cash | 250,000 |
| Accounts receivable, net | 5,955,789 |
| Investments in securities at market value | 8,331,140 |
| Furniture, fixtures, equipment and leasehold improvements, net of accumulated depreciation and amortization of $4,251,093 | 5,981,927 |
| Other assets | 3,011,481 |
| Total assets | $ 65,836,367 |
| **LIABILITIES AND STOCKHOLDERS' INVESTMENT** | |
| **LIABILITIES:** | |
| Securities sold short | $ 158,665 |
| Accounts payable and accrued liabilities | 4,461,521 |
| Accrued salaries and bonuses | 11,766,176 |
| Deferred compensation | 6,852,747 |
| Notes payable | 4,095,203 |
| Total liabilities | 27,334,312 |
| Commitments and Contingencies (Note 9) | |
| **STOCKHOLDERS' INVESTMENT:** | |
| Common stock, par value $.001, 10,000,000 shares authorized; 884,980 shares issued and outstanding | 885 |
| Additional paid-in capital | 11,272,583 |
| Retained earnings | 29,193,592 |
| Accumulated other comprehensive loss | (1,965,005) |
| Total stockholders' investment | 38,502,055 |
| Total liabilities & stockholders' investment | $ 65,836,367 |

*The accompanying notes are an integral part of these consolidated financial statement.*

*SIMMONS & COMPANY INTERNATIONAL*

**CONSOLIDATED STATEMENT OF INCOME**

**FOR THE YEAR ENDED JUNE 30, 2009**

| | |
|---|---|
| **REVENUES:** | |
| Performance fees | $ 32,855,737 |
| Noncontingent fees | 8,744,735 |
| Other securities revenues | 40,029,955 |
| Offering revenues | 446,610 |
| Losses on investments in securities, net | (14,831,719) |
| Interest and dividend income | 1,274,729 |
| Rebilled expenses | 853,132 |
| Other income | 1,770,496 |
| | 71,143,675 |
| **EXPENSES:** | |
| Salaries and bonuses | 38,671,959 |
| Employee benefits | 2,688,875 |
| Travel and entertainment | 3,076,127 |
| Rent | 4,090,953 |
| Interest | 778,746 |
| Professional fees | 4,538,411 |
| Trading costs | 3,804,081 |
| Other general and administrative | 7,438,841 |
| | 65,087,993 |
| Income before provision for income taxes | 6,055,682 |
| Foreign income tax | 321,103 |
| Net income | 6,376,785 |
| Pro forma income tax savings allocable to stockholders (unaudited) | (5,788,120) |
| Pro forma net income (unaudited) | $ 588,665 |

*The accompanying notes are an integral part of these consolidated financial statement.*

## *SIMMONS & COMPANY INTERNATIONAL*

### CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT

### FOR THE YEAR ENDED JUNE 30, 2009

| | COMMON STOCK | | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | ACCUMULATED OTHER COMPREHENSIVE INCOME | TOTAL |
|---|---|---|---|---|---|---|
| | SHARES | AMOUNT | | | | |
| Balances, June 30, 2008 (restated) | 907,193 | $ 907 | $ 10,103,533 | $29,364,722 | $ 2,100,587 | $ 41,569,749 |
| Comprehensive income: | | | | | | |
| Net income | – | – | – | 6,376,785 | – | 6,376,785 |
| Cumulative translation adjustment | – | – | – | – | (4,065,592) | (4,065,592) |
| Comprehensive income | – | – | – | – | – | 2,311,193 |
| Distributions on behalf of stockholders, net | – | – | – | (227,660) | – | (227,660) |
| Issuance of stock upon vesting of stock rights | 90,527 | 91 | (91) | – | – | – |
| Cashless exercise of options | 43,049 | 43 | (43) | – | – | – |
| Stock compensation | – | – | 2,365,110 | – | – | 2,365,110 |
| Repurchase and retirement of common stock | (155,789) | (156) | (1,195,926) | (6,320,255) | – | (7,516,337) |
| Balances, June 30, 2009 | 884,980 | $ 885 | $ 11,272,583 | $29,193,592 | $ (1,965,005) | $ 38,502,055 |

*The accompanying notes are an integral part of these consolidated financial statement.*

*SIMMONS & COMPANY INTERNATIONAL*

## CONSOLIDATED STATEMENT OF CASH FLOWS

### FOR THE YEAR ENDED JUNE 30, 2009

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net income | $ 6,376,785 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation and amortization | 1,169,948 |
| Stock compensation | 3,475,221 |
| Increase in unrealized losses on investments in securities, net | 3,403,193 |
| Net realized losses on investments | 11,428,527 |
| Change in inventory of securities | 88,982 |
| Change in accounts receivable | 7,834,775 |
| Change in other assets | 2,309,207 |
| Change in securities sold short | 42,753 |
| Change in accounts payable and accrued liabilities | (2,563,600) |
| Change in accrued salaries and bonuses | (63,653,757) |
| Other | (4,065,592) |
| Net cash used in operating activities | (34,153,558) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Acquisition of investment securities | (6,972,042) |
| Proceeds from sale of investment securities | 16,147,646 |
| Acquisition of furniture, fixtures, equipment and leasehold improvements | (2,607,890) |
| Net cash provided by investing activities | 6,567,714 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Subordinated loan payoff | (15,000,000) |
| Repurchase of common stock | (5,543,784) |
| Repayment of note payable | (1,061,325) |
| Net cash used in financing activities | (21,605,109) |
| Net decrease in cash and cash equivalents | (49,190,953) |
| Cash and cash equivalents, beginning of year | 91,496,983 |
| Cash and cash equivalents, end of year | $ 42,306,030 |
| **SUPPLEMENTAL CASH FLOW INFORMATION:** | |
| Interest paid | $ 777,462 |
| Foreign taxes paid | $ 1,027,960 |
| **NON-CASH INVESTING AND FINANCING ACTIVITIES:** | |
| Issuance of common stock due to cashless exercise of stock options | $ 43 |
| Repurchase of common stock with notes payable | $ 1,972,553 |
| Tax credit received by shareholders | $ 227,660 |

*The accompanying notes are an integral part of these consolidated financial statement.*

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business**

Simmons & Company International (the Company), a Texas corporation formed in 1974, provides investment banking services to the energy industry world wide. The Company has offices in Houston, Texas, Aberdeen, Scotland, Condon, Dubai and Oslo, Norway. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company acts as an "introducing broker" that introduces all securities transactions and accounts of customers to a clearing broker (Pershing, LLC), a broker/dealer that carries such accounts on a fully disclosed basis. Additionally, the Company acts as a market maker for certain securities. The Company is registered as an investment advisor and acts as sub advisor to a registered investment advisor.

The Company has two majority-owned or controlled subsidiaries, Simmons & Company International Limited (SCIL) and Simmons & Company International Capital Markets Limited (SCICML). SCIL and SCICML are United Kingdom-based limited liability companies that are authorized and regulated by the Financial Services Authority to undertake designated investment business in the United Kingdom. The Company owns 100% of SCIL and SCICML.

SCIL has a 100% interest in Parallel General Partner Limited, a Guernsey limited company (GP). The GP is the general partner and manager of Simmons Parallel Energy LP (the Fund) and the GP for Simmons Parallel Energy Fund (SPE LP), Simmons Parallel Private LP, Simmons Parallel Public LP and Parallel Carry LP, all Guernsey limited partnerships.

The Fund was established for the purpose of purchasing, divesting, managing, restructuring and supervising investments of the kind and nature as outlined in the Fund's Limited Partnership Agreement and engaging in such other activities incidental or ancillary thereto as the GP deems necessary. SPE LP is a limited partner of the Fund and the Public and Private LPs are investment holding limited partnerships owned entirely by the Fund. The Parallel Carry LP is the carried interest vehicle of the structures with only a minor total capital commitment.

**Basis of Presentation**

For the year ended June 30, 2009, the consolidated financial statements present the consolidated accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Recognition of Revenue**

Depending upon the nature and size of the project, performance fee revenue is recognized when services for the transactions are determined to be completed. Noncontingent fee revenue represents consultation services for which revenue is recognized at the time the services are performed. Offering revenues represent fees earned for participation in securities offerings in which the firm acts as an underwriter or agent. Offering revenues that are immediately determinable, such as management fees and selling concessions, are recognized upon the effective date of the offering and other offering revenues are recorded when such amounts can reasonably be estimated. Other securities revenues primarily represent revenues from market-making activities and commissions earned upon execution of transactions on behalf of customers. Such revenues are recognized on a trade-date basis.

**Accounts Receivable**

The Company grants credit to customers in the normal course of business and has historically incurred insignificant credit losses. Accounts receivable are generally not collateralized. At June 30, 2009, the Company reserved $1,276,578 for doubtful receivables based on its assessment of the collectibility of accounts receivable at that date. The Company reviews customer accounts receivable for collectibility periodically and provides an allowance for credit losses as deemed necessary.

**Investments**

The Company carries its investments in securities, inventory of securities (i.e., securities with a long position) and securities sold short at fair value with increases or decreases in fair value reflected currently in the consolidated statement of income. The value of investments in public securities are determined by quoted market prices. Fair values of investments in nonpublic companies are determined by management of the Company. In assessing fair values of nonpublic companies, the Company's management has followed valuation guidelines that are generally accepted in the venture capital industry, which include factors such as original cost, multiples of earnings, book value and cash flow, among others. Due to the inherent uncertainty of such valuations, the values estimated by management may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Fair Value**

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 were effective January 1, 2008. The FASB has also issued Staff Position FAS 157-2 (FSP No. 157-2), which delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. The Company adopted SFAS 157 as of July 1, 2008 for all financial and nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis. The Company elected to defer the application thereof to nonfinancial assets and liabilities in accordance with FSP No. 157-2. As defined in SFAS 157, fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

*Level 1* – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

*Level 2* – Pricing inputs are other than quoted prices in active markets included in Level 1, but are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for interest rates and commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include over-the-counter traded derivatives such as commodity swaps, interest rate swaps and options.

*Level 3* – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. Instruments in this category generally include non-exchange-traded derivatives such as collars that are valued similar to the industry-standard models described above; however, these derivatives are classified in Level 3 because of inputs that may not be observable.

As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value as of June 30, 2009.

| | LEVEL 1 | LEVEL 2 | LEVEL 3 | FAIR VALUE AS OF JUNE 30, 2009 |
|---|---|---|---|---|
| **ASSETS (LIABILITIES):** | | | | |
| Equities | $3,141,144 | $ – | $ 981,829 | $ 4,122,973 |
| Municipals | $ – | $ – | $4,208,167 | $ 4,208,167 |
| | | | | $ 8,331,140 |

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Privately held equities are valued using Level 3 fair value methodologies and inputs. The Company is able to value those assets based on observable and unobservable market data for similar instruments.

The table below presents a reconciliation for private equities and municipal bonds measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2009.

| | YEAR ENDED JUNE 30, 2009 |
|---|---|
| Beginning balance | $ 3,274,762 |
| Unrealized losses | (300,773) |
| Sales | (2,717,129) |
| Purchases, issuances and settlements | 4,933,136 |
| Balance as of June 30, 2009 | $ 5,189,996 |
| Change in unrealized losses included in earnings relating to Level 3 equities still held as of June 30, 2009 | $ 300,773 |

### Furniture, Fixtures, Equipment and Leasehold Improvements

Furniture, fixtures, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation expense is provided using the straight-line method and accelerated methods over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the term of the respective lease. Upon disposal of assets, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in earnings.

### Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are deemed to include cash held in banks and other temporary cash investments with maturities of three months or less at the date of acquisition.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company controls credit risk by placing its financial interests with credit-worthy financial institutions and routinely assesses the financial stability of its customers.

**Restricted Cash**

Restricted cash includes $250,000 in the collateral account maintained with the Clearing Broker.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Foreign Currency Translation**

The financial statements of the Company's foreign subsidiaries, SCIL and SCICML, are measured using the local currency as the functional currency. Assets and liabilities of SCIL and SCICML are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting foreign currency transaction gains and losses are included in other comprehensive income (loss).

**Income Taxes**

For U.S. federal income tax purposes, the Company is a Subchapter S Corporation, therefore, the Company's taxable income or loss is allocated to stockholders in accordance with their respective percentage ownership. Therefore, no provision or liability for U.S. federal income taxes has been included in the consolidated financial statements.

SCIL is a limited liability company with current tax provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between SCIL taxable income and its results as stated in the consolidated financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the consolidated financial statements.

Deferred tax is measured at the average rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. SCIL has a deferred tax asset of approximately $303,053 related to depreciation and the phantom stock plan expenses.

For financial statement reporting purposes, the Company has included in the accompanying consolidated statement of income unaudited pro forma tax expense allocable to stockholders. This unaudited expense represents an estimate of the tax expense using income tax rates of the stockholders.

On May 18, 2006, the State of Texas enacted House Bill 3 which replaced the existing state franchise tax with a "margin tax". In general, legal entities that conduct business in Texas are subject to the Texas margin tax, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The tax is assessed on Texas sourced taxable margin which is defined as the lesser of (i) 70% of total revenue or (ii) total revenue less (a) cost of goods sold or (b) compensation and benefits. The Company has accounted for Texas margin tax as other general and administrative expense in the consolidated statement of income.

For the year ended June 30, 2009, the Company recognized Texas margin tax expense of $574,093 as part of other general and administrative expense in the consolidated statement of income.

**Stock-Based Compensation**

As of July 1, 2006, the Company adopted SFAS No. 123R to account for stock-based employee compensation. For equity-based compensation granted subsequent to July 1, 2006, compensation expense, based on the fair value on the date of grant, is recognized in the consolidated statement of income over the requisite service period.

## 2. INVESTMENTS IN SECURITIES AT MARKET VALUE

The Company owns certain securities which were received as consideration for services rendered. Such securities were initially recorded at the quoted or estimated fair market value of the securities at the date of conveyance, which was used to measure the value of services rendered.

Investments in equity securities at June 30, 2009, are as follows:

| | COST | UNREALIZED GAINS | UNREALIZED LOSSES | FAIR MARKET VALUE |
|---|---|---|---|---|
| Municipal securities | $ 4,179,296 | $ 28,871 | $ – | $ 4,208,167 |
| Marketable common stocks | 1,728,170 | 1,412,974 | – | 3,141,144 |
| Nonmarketable securities | 1,311,473 | – | (329,644) | 981,829 |
| Total | $ 7,218,939 | $ 1,441,845 | $ (329,644) | $ 8,331,140 |

## 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

a. The carrying amounts of accounts receivable, accounts payable and accrued liabilities, and accrued salaries and bonuses approximate their fair values due to the short maturity of these items.

b. The Company carries its investments in securities, inventory in securities and securities sold short at fair value with increases or decreases in value reflected currently in the consolidated statements of income (see Note 1).

## 4. FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

As of June 30, 2009, the Company's furniture, fixtures, equipment and leasehold improvements balances were as follows:

| | | |
|---|---|---|
| Furniture and fixtures | $ 3,463,714 | 7 years |
| Leasehold improvements | 4,907,901 | life of lease |
| Computer equipment | 1,861,405 | 5 years |
| Accumulated depreciation and amortization | (4,251,093) | |
| Net | $ 5,981,927 | |

Depreciation and amortization expense for the year ended June 30, 2009 was $1,169,948.

## 5. STOCKHOLDERS' INVESTMENT

Stockholders of the Company have entered into a stockholders' agreement which provides that the Company shall have the right of first refusal with respect to any disposition of shares of the common stock of the Company.

**Stock Options**

The Simmons & Company International Stock Option Plan (the Plan) allows the Company to grant options to eligible employees for the purchase of up to 1,000,000 shares of common stock. At June 30, 2009, 149,303 options were outstanding and exercisable. The options vest three to five years after date of grant, and the weighted average remaining contractual life of the options outstanding at June 30, 2009 is 1.01 years. As of June 30, 2009, there was no unrecognized compensation cost related to these options.

The following table summarizes aggregate stock option activity for the Plan for the year ended June 30, 2009:

| | SHARE | EXERCISE PRICE PER SHARE | WEIGHTED AVERAGE PRICE PER SHARE |
|---|---|---|---|
| Options outstanding at June 30, 2008 | 211,545 | $17.61 – $22.53 | $20.519 |
| Granted | – | | |
| Exercised | (62,242) | $15.01 – $22.53 | $17.614 |
| Options outstanding at June 30, 2009 | 149,303 | $17.61 – $22.53 | $21.519 |
| Options exercisable at June 30, 2009 | 149,303 | | |

## 5. STOCKHOLDERS' INVESTMENT (continued)

**Restricted Stock**

The Company awards common shares to employees as compensation. The awards vest after three years. As of June 30, 2009, 172,663 shares were outstanding. The awards vest 73,244 shares in fiscal year 2010, 49,334 shares in fiscal year 2011, and 50,085 shares in fiscal year 2012.

Fair value is determined using the fully diluted book value per share at the date of the grant. The Company records compensation expense ratably over the vesting period adjusted for any forfeitures. During 2009, 50,085 shares were granted with a fair value of $2,465,000. During 2009, 90,527 shares were vested and issued. Compensation expense related to the restricted stock awards was $2,365,110 in 2009. Unrecognized compensation expense at June 30, 2009 amounted to $2,359,999 and is expected to be recognized over the next two years.

**Phantom Stock Plan**

During 2006, the Company formalized a phantom stock agreement which is effective for all phantom stock awards granted since September 15, 2004. The awards vest three years from the award date. Compensation is based on book value per share, as determined by the Company and the liability is accrued over the vesting period. The liability is adjusted at the beginning of each fiscal year based on the net book value as defined in the agreement.

The Company issued 16,976 shares of phantom stock during fiscal 2009. The Company had 145,965 shares outstanding as of June 30, 2009. The Company recognized $1,110,111 in compensation expense related to the phantom shares in 2009. The deferred liability at June 30, 2009 in the accompanying consolidated balance sheet amounted to $6,852,747. On July 1, 2009 the liability decreased to $6,508,857. Unrecognized compensation expense at June 30, 2009 amounted to $623,194 and is expected to be recognized over the next two years and is expected to be adjusted in FY 1010.

## 6. INCOME TAXES

As discussed in Note 1, the domestic Company has elected the tax status allowed for Subchapter S Corporations. Net income for domestic operations of $8,172,215 for fiscal 2009, is taxed directly to the stockholders of the Company. Distributions of $227,660 were made on behalf of the individual stockholders for estimated tax payments in 2009.

Taxes payable in future periods for the Company are the liabilities of the stockholders.

The components of foreign income tax expense (benefit) related to SCIL and SCICML in the United Kingdom for the year ended June 30, 2009 were as follows:

| | |
|---|---|
| Current – foreign | $ (483,108) |
| Deferred – foreign | 162,005 |
| Total tax | $ (321,103) |

Income tax expense differed from the amounts expected based upon a statutory rate of 34% primarily due to the effect of foreign taxes and non-deductible expenses and the Company's election to be taxed as an S corporation in the United States.

## 7. NOTE PAYABLE

The Company entered into a loan agreement with a former shareholder on February 15, 2008. The note is unsecured and matures annually beginning on February 15, 2009 in three equal installments of $1,061,325. The Company will pay interest on the unpaid principal at the rate of 3.11%.

The Company entered into a loan agreement with a former shareholder on January 14, 2009. The note is unsecured and matures annually beginning on January 14, 2010 in three equal installments of $657,518. The Company will pay interest on the unpaid principal at the rate of 1.5%.

Maturities of the Company's notes payable are as follows:

| YEARS ENDING JUNE 30, | |
|---|---|
| 2010 | $ 1,718,843 |
| 2011 | 1,718,842 |
| 2012 | 657,518 |
| Total | $ 4,095,203 |

## 8. COMMITMENTS AND CONTINGENCIES

### Operating Leases

The Company has entered into three operating leases for office space, one extending through March 2011 and one extending through June 30, 2018, which provide for minimum future lease payments as follows, subject to annual escalations of operating expenses of the building:

YEARS ENDING JUNE 30:

| | |
|---|---|
| 2010 | $ 3,466,999 |
| 2011 | 2,622,055 |
| 2012 | 2,671,849 |
| 2013 | 2,671,849 |
| 2014 | 2,762,248 |
| Thereafter | 13,808,773 |
| | $ 28,003,773 |

### Clearing Agreement

Pursuant to the terms of the clearing agreement between the Company and the Clearing Broker, the Company is required to maintain, among other things, (a) a collateral account with the Clearing Broker with a market value of at least $250,000, (b) net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 of at least $1,000,000, and (c) a ratio of aggregate indebtedness, as defined, to net capital of 15 to 1 or less. At June 30, 2009, the balance of the collateral account maintained with the Clearing Broker was $250,000 and the Company's net capital and ratio of aggregate indebtedness to net capital were $17,016,407 and 1.20 to 1, respectively.

### Subordination Agreements

Some stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors.

Such subordinated amounts totaled $0 at June 30, 2009.

## 8. COMMITMENTS AND CONTINGENCIES (continued)

**Market Risks and Credit Risks**

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with their customer's activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the Clearing Broker which are not otherwise satisfied. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

**Litigation**

The Company is party to a lawsuit brought in relation to a private placement transaction. The Company filed a motion for summary judgment which was heard and granted. The plaintiffs have stated an intention to appeal the summary judgment. The resolution of this matter is not expected to have a material effect on the Company's consolidated financial position or results of operations.

## 9. EMPLOYEE PROFIT SHARING PLAN

Effective July 1, 2003, the Company launched a new Plan for the benefit of its employees, which combined its existing Profit Sharing Plan with a newly created 401(k) Plan. The Charles Schwab Trust Company is the trustee. Investment decisions are made by the participants. Company contributions vest over a six year period. Non-vested monies, which are forfeited by terminating participants, are used to pay Plan fees and are redistributed to existing Plan members. Effective April 1, 2009 the Company chose to suspend contributions to the Plan. Total annual additions for each participating employee are subject to statutory limitations. The Company contributed $47,868 to the Plan in fiscal 2009.

## 10. RELATED PARTIES

At June 30, 2009, the Company had notes receivable of $132,853 from one current and one former employee and notes payable to two former shareholders in the amount of $4,095,203.

At June 30, 2009, the Company had a 50 percent investment in an affiliated limited liability company ("LLC"). The investment is accounted for using the equity method. As of June 30, 2009, the carrying value of the investment was $321,463. The Company received $75,000 of distributions from the LLC in the year ended June 30, 2009.

## 11. NET CAPITAL REQUIREMENT

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. Such rules prohibit a broker/dealer from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1.

At June 30, 2009, the Company's net capital ratio, as defined, was 1.20 to 1 and its net capital was $17,016,407, which was $15,657,644 in excess of its minimum requirement of $1,358,764.

Certain stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors. As these subordination agreements are not subject to satisfactory subordination agreements as-defined in Appendix (0) 17 CFR 240.15c3-1 (d), they have not been included as a component of the Company's net capital. However, they have been excluded from the calculation of aggregate indebtedness pursuant to Rule 15c3-1.

## 12. OMISSION OF CERTAIN REPORTS

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 1 7a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted as the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker which carries all of the accounts of the customers and thus qualifies under the (k)(2)(ii) exemption from such requirements.

## 12. OMISSION OF CERTAIN REPORTS (continued)

A statement of changes in liabilities subordinated to claims of general creditors has not been included in these consolidated financial statements since the liabilities subordinated to the claims of creditors are not subject to satisfactory subordination agreements (see Note 11).

## 13. RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

A reconciliation of amounts reported herein to amounts reported by the Company on amended FOCUS report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

| | AMENDED FORM X-17A-5 | SUBSIDIARIES CONSOLIDATED, ELIMINATIONS AND RECLASSIFICATIONS | FINANCIAL STATEMENTS |
|---|---|---|---|
| **ASSETS:** | | | |
| Cash and cash equivalents | $ 6,785,407 | $ 35,520,623 | $ 42,306,030 |
| Restricted cash | 250,000 | – | 250,000 |
| Receivables | 3,502,785 | 2,453,004 | 5,955,789 |
| Investment in affiliates | 10,433,395 | (10,433,395) | – |
| Investments at fair value | 32,140,433 | (23,809,293) | 8,331,140 |
| Fixed assets, net | 4,505,688 | 1,476,239 | 5,981,927 |
| Other assets | 1,425,068 | 1,586,413 | 3,011,481 |
| Total assets | $ 59,042,776 | $ 6,793,591 | $ 65,836,367 |
| **LIABILITIES:** | | | |
| Securities sold short | $ 159,145 | $ (480) | $ 158,665 |
| Accounts payable, accrued liabilities, accrued salaries and bonuses and deferred compensation | 16,286,373 | 6,794,071 | 23,080,444 |
| Notes payable | 4,095,203 | – | 4,095,203 |
| Total liabilities | $ 20,540,721 | $ 6,793,591 | $ 27,334,312 |

## 14. RESTATEMENT

The Company restated retained earnings and additional paid-in capital by $6,925,832 as of June 30, 2008 in connection with restricted stock awards granted to employees accounted for as liabilities. These awards should have been accounted for as equity. The effect of the restatement was to increase additional paid-in capital by $3,561,804 and increase retained earnings by $3,364,028.

# SUPPLEMENTAL SCHEDULES

## COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15C3-1

### JUNE 30, 2009

| | |
|---|---|
| Net capital: | |
| Stockholders' investment | $ 38,502,055 |
| Less: nonallowable assets | |
| Trade accounts receivable | 3,106,396 |
| Fixed assets, net | 4,505,688 |
| Nonmarketable securities | 981,827 |
| Notes receivable and other assets | 11,858,463 |
| | 20,452,374 |
| Less: haircuts | |
| Other securities | 1,033,274 |
| Undue concentration | – |
| Net capital | $ 17,016,407 |
| Aggregate indebtedness: | |
| Total aggregate indebtedness liabilities | $ 20,381,455 |
| Net capital requirements | 1,358,764 |
| Net capital in excess of required amount | $ 15,657,644 |
| Ratio of aggregate indebtedness to net capital | 1.20 |

Note: The above computation agrees with the computation of net capital under Rule 15c3-1 as of June 30, 2009, filed with the Securities and Exchange Commission by the Company on Part IIA of Amended unaudited Form X-17a-5.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-1**

**JUNE 30, 2009**

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

During the year ended June 30, 2009, in the opinion of management, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3. See Note 13 of notes to the consolidated financial statements.

# INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

**HEIN & ASSOCIATES LLP**
*Certified Public Accountants and Advisors*

## INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of
Simmons & Company International:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Simmons & Company International (the Company) for the year ended June 30, 2009 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(b)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

500 Dallas Street, Suite 2900
Houston, Texas 77002-4718
Telephone: 713-850-9814
Fax: 713-850-0725
www.heincpa.com

practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency that we consider to be a material weakness as defined above. The Company included an asset, a cash account deposited with Amegy Bank held in the Grand Caymans, as allowable in their net capital computation at September 30, 2008 that was not allowable causing them to be out of compliance with their net capital requirement. This deficiency was remediated during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, stockholders, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

September 29, 2009

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

# *SIMMONS & COMPANY INTERNATIONAL*

## CONSOLIDATED FINANCIAL STATEMENTS
## AND
## SUPPLEMENTARY INFORMATION

## JUNE 30, 2009